Prospectus Cross Reference
                                                      June 15, 2000







                          TUDOR FUND FOR EMPLOYEES L.P.
                        (A Delaware Limited Partnership)


                                Supplement to the
                         Prospectus Dated June 15, 2000


        -----------------------------------------------------------------


          This Supplement is an integral part of, and should be read together with, the Prospectus dated June 15, 2000
          ("Prospectus"), also delivered herewith. All capitalized terms used in this Supplement and not defined herein have the same meanings as used in the Prospectus.

        -----------------------------------------------------------------








                     CARGILL INVESTOR SERVICES, INC.



Neither Tudor Fund For Employees L.P. nor Tudor Investment Corporation is affiliated with Tudor Fund, a U.S. mutual fund registered under the Investment Company Act of 1940, or with Tudor Management Co., Inc., a wholly-owned subsidiary of Weiss Peck & Greer.

                  The date of this Supplement is March 9, 2001

GENERAL INFORMATION

         The Prospectus is amended to reflect accuracy and timeliness of information, including discussion of clearing brokers, capitalization, management of the Trading Advisor, selected financial data, financial condition and results of operations, and performance information.

AMENDMENTS TO PROSPECTUS

         1. The Partnership. The information regarding the Partnership's sale of Units on page 8 (first paragraph) is deleted in its entirety and the following is substituted therefor:

                  Since July 1990, the Partnership has been offering unsold Units for sale at a price equal to 100% of the Net Asset Value of a Unit as of the opening of business on the first day of each calendar quarter. After the January 1, 2001 closing, 3,713 Units were outstanding, with 13,078 Units having been sold, 6,922 Units remaining unsold, 9,447 of the sold Units having been redeemed, and 82 Units having been allocated to the TIC 401(k) Plan. In addition, the General Partner holds 197 units of general partnership interest.

         2. Capitalization. The information regarding the capitalization of the Partnership on page 15 (second full paragraph and table) is deleted in its entirety and the following is substituted therefor:

         The following table shows

         o the actual capitalization of the partnership as of January 1, 2001 based on the Units outstanding on that date; and

         o the pro forma capitalization of the Partnership if all unsold Units (6,922 Units) were sold at the Net Asset Value thereof as of January 1, 2001 (i.e., $7,095.78).

                                                                                 Pro Forma
                                                    Actual                     Amount if the
                                                    Amount                   Maximum Number of
         Title of Class                      as of January 1, 2001         Unsold Units is Sold
         --------------                      ---------------------         --------------------
Units of Limited Partnership Interest             $26,347,549                    $75,464,537
Units of General Partnership Interest (1)           1,394,893                      1,394,893
                                                  ----------                     -----------
         TOTAL                                    $27,742,442                    $76,859,430
                                                  ===========                    ===========

------------------------
(1) The actual amount shown reflects the Net Asset Value of units of general partnership interest outstanding as of January 1, 2001 (197 Units). The Net Asset Value of a unit of general partnership interest is equivalent to the Net Asset Value of a Unit of limited partnership interest. The General Partner has agreed to contribute such amounts to the Partnership as are necessary from time to time to make the General Partner's capital contribution equal to the greater of (i) $200,000 and (ii) the sum of (a) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to the Partnership by all Partners and (b) 1% of the aggregate capital contributions to the Partnership by all Partners in excess of $10,000,000.

         3. Selected Financial Data. The table set forth on page 15 is deleted in its entirety and the following is substituted therefor:

                                     Nine Months
                                       Ended                         Years Ended December 31,
                                     September   --------------------------------------------------------------
                                      30, 2000      1999         1998         1997         1996        1995
                                    ------------ ------------ ------------ ------------ ----------- -----------
Revenues.........................    $1,357,986   $1,976,283   $5,153,767   $3,362,714   $1,417,232  $2,657,575
Expenses.........................      $505,843     $678,923     $956,633     $649,909     $596,480    $608,851
                                    ------------ ------------ ------------ ----------- ------------ -----------
Net Income.......................      $852,143   $1,297,360   $4,197,134   $2,712,805     $820,752  $2,048,724
Total Assets.....................   $20,036,392  $22,242,164  $18,265,036  $17,166,451  $12,138,706  $9,323,890
Partners' Capital (see              $18,735,284  $16,332,215  $14,891,112   $9,495,687   $8,526,366  $8,113,393
"REDEMPTIONS")...................
Units Outstanding................         3,134        2,847        2,786        2,383        2,718       2,833
Net Asset Value Per Unit.........        $5,979       $5,737        5,344       $3,985       $3,136      $2,864
Change in Net Asset Value Per Unit         $242         $393       $1,359         $849         $273        $665
Net Income Per Unit..............          $248         $379       $1,327         $845         $246        $690

         4. Management's Discussion and Analysis of Financial Condition and Results of Operations. The information regarding liquidity, capital resources, results of operations, and risk management on pages 16-18 is deleted in its entirety and the following is substituted therefor:

         Liquidity

                  The assets of the Partnership are deposited with BPL, banks, and clearing brokers in trading accounts, and are used as margin and collateral to engage in commodity interest contract trading. The Partnership invests in United States Government obligations approved by the various contract markets to fulfill margin and collateral requirements.

                  As of September 30, 2000, approximately 81% of the total assets of the Partnership were held as United States Government securities purchased under agreements to resell (i.e., reverse repurchase agreements), but this proportion varies each day. Since the Partnership's sole purpose is to trade in commodity interest contracts, it is anticipated that the Partnership will continue to maintain substantial liquid assets for margin and collateral purposes.

                  Interest income for the quarter ended September 30, 2000 was $299,184 compared to $210,407 for the quarter ended September 30, 1999. Interest income for the years ended December 31, 1999, 1998, and 1997 was $842,756, $655,889, and $571,106, respectively.

                  In addition to United States Government securities purchased under agreement to resell, the Partnership also holds cash and cash equivalents. Cash and cash equivalents deposited with banks represented approximately 4% and 19% of the Partnership's assets as of September 30, 2000 and December 31, 1999, respectively. The cash and Unites States Government securities held at banks and clearing brokers satisfy the Partnership's need for cash on a short-term and long-term basis.

                  Since futures contract trading generates a large percentage of the Partnership's income, any restrictions or limits on that trading may render the Partnership's investment in futures contracts illiquid. Most United States commodity exchanges prohibit trading outside of a designated price range, referred to as a "daily limit." If prices move the daily limit for several days with little or no trading, the Partnership might be unable to promptly liquidate its open positions. See "PRINCIPAL RISK FACTORS -- COMMODITY INTEREST CONTRACT TRADING MAY BE ILLIQUID."

         Capital Resources

                  Redemptions and additional sales of Units in the future will affect the amount of funds available for investment in commodity interest contracts in subsequent periods. See "INVESTMENT PROGRAM AND USE OF PROCEEDS."

         Results of Operations

                  The following table compares Net Asset Values at year-end 1999, 1998 and 1997:

                                                          Increase During Year
                                       Net Asset Value  ------------------------
                                           Per Unit         $            %
                                      ----------------  ------------- ----------
         December 31, 1999..........      $5,736.93       $  392.72      7.35%
         December 31, 1998..........      $5,344.21       $1,359.22     34.11%
         December 31, 1997..........      $3,984.99       $  848.53     27.05%

                  The following table compares Net Asset Values as of September 30, 2000 and 1999:

                                     Net Asset Value  Increase (Decrease) During
                                                                Quarter
                                                      --------------------------
                                         Per Unit           $            %
                                     ---------------- ------------  ------------
         September 30, 2000.........      5,978.89       $414.01       7.44%
         September 30, 1999.........      5,149.25       $271.85       5.57%

                  The following table summarizes trading gains and losses by type of contract for the nine months ended September 30, 2000 and 1999 and for the years 1999, 1998, and 1997.

                                            For the Nine Months                For the Year Ended
                                            Ended September 30,                   December 31,
                                            ---------------------     --------------------------------------
                                              2000         1999         1999          1998            1997
                                            -------      --------     -------        -------        -------
Interest Rate Futures and Option                                   ($ in thousands)
Contracts:
    Domestic............................      $(106)       $(221)       $ 103         $1,072          $ 982
    Foreign.............................         43          104          388          2,181            413
Foreign Exchange Contracts..............     (1,159)      (1,323)      (1,370)          (219)           373
Equity Index Futures Contracts:
    Domestic............................      1,338         (637)        (621)           329             (4)
    Foreign.............................       (345)        (364)         363            543            173
Over-the-Counter Contracts:
    Forward Currency Contracts..........        713           884         884            792            307
    Commodity Swaps.....................       (245)           63          59           (350)           (51)
    Equity Index Swaps..................        172           (98)        (99)           (82)           (78)
    Interest Rate Swaps.................          2        ---            236          ---              (64)
Non-Derivative Financial Instruments....        (99)          602         981            (36)           552
                                            -------      --------     -------        -------        -------
    Total...............................      $ 314         $(990)        924         $4,034         $2,603
                                            =======      ========     =======        =======        =======

                  Since the Partnership is a speculative trader in the commodities markets, current year results are not necessarily comparable to the previous year's results.

                  The following table illustrates the Partnership's net trading gain as a return on Net Assets, and also shows brokerage commissions and fees as a percentage of Net Assets. In addition, the table shows incentive fees as a percentage of Net Trading Gains.

                                                   For the Nine Months            For the Year Ended
                                                   Ended September 30,               December 31,
                                                   ---------------------    --------------------------------
                                                    2000         1999       1999    1998     1997     1996
                                                   -------     ---------    ------ -------- -------- -------
Net Trading Gain (Loss) as a % of Net Assets.......  1.7%        (5.7)%      5.3%    31.4%    22.3%    6.8%
Brokerage Commissions & Fees as a % of Net Assets..  0.9%          1.0%      1.2%     1.4%     1.6%    1.1%
Incentive Fees as a % of Net Trading Gains.........  0.0%          0.0%      6.7%     9.3%     5.9%   22.2%

                  In general, commission rates have remained stable during the past three years.

                  Professional fees and other expenses remained stable during each of the past three years.

                  Inflation is not expected to be a major factor in the Partnership's operations, except that traditionally the commodities markets have tended to be more active and thus potentially more profitable during times of high inflation. Since the commencement of the Partnership's trading operations in July 1990, inflation has not been a major factor in the Partnership's operations.

         Risk Management

                  In the normal course of business, the Partnership is a party to a variety of off-balance sheet financial instruments in connection with its trading activities. These activities include the trading of financial futures, forwards, swaps, exchange traded and negotiated over-the-counter options and the other commodity interests. These financial instruments give rise to market and credit risk in excess of the amounts recognized in the statements of financial condition. The Partnership is subject to market and credit risk associated with changes in the value of underlying financial instruments, as well as the loss of appreciation on certain instruments if its counterparties fail to perform.

                  TIC takes an active role in managing and controlling the Partnership's market and credit risks and has established formal control procedures that are reviewed on an ongoing basis. TIC attempts to minimize credit risk exposure to trading counterparties and brokers through formal credit policies and monitoring procedures.

                  In order to control the Partnership's market exposure, TIC applies risk management guidelines and policies designed to protect the Partnership's capital. These guidelines and policies include quantitative and qualitative criteria for evaluating the appropriate risk levels for the Partnership. TIC's Risk Management Committee, comprised of senior personnel from different disciplines throughout the firm, regularly assesses and evaluates the Partnership's potential exposures to the financial markets based on analysis provided by the Risk Management Department. The Risk Management Department's responsibilities include: focusing on the positions taken in various instruments and markets globally; ascertaining that all such positions are accurately reflected on the Partnership's position reports; and evaluating the risk exposure associated with all such positions.

                  The Partnership uses a statistical technique known as Value at Risk ("VaR") to assist the Risk Management Department in measuring its exposure to market risk related to its trading positions. The VaR model projects potential losses in the portfolio and is based on a methodology which uses a one-year observation period of hypothetical daily changes in trading portfolio value, a one-day holding period and one standard deviation level. These figures can be scaled-up to indicate risk exposure at the 95% or 99% confidence level.

                  TIC has a formal Credit Committee, comprised of senior managers from different disciplines throughout the firm, that meets regularly to analyze the credit risk associated with the Partnership's counterparties, intermediaries and service providers. A significant portion of the Partnership's positions are invested with or held at institutions with high credit standing. TIC establishes counterparty exposure limits and specifically designates which product types are approved for trading.

                  The following table illustrates the VaR for each component of market risk as of September 30, 2000. The dollar values represent the VaR assuming a 1.65 standard deviation move in each of the financial instruments indicated.

                                                                       VaR
         Risk Factors                                           (95% Confidence)
         ------------                                           ----------------

         Interest Rate Futures and Option Contracts:
             Domestic                                                $ 45,375
             Foreign                                                 $150,150

         Foreign Exchange Contracts                                   $32,835

         Equity index futures:
             Domestic                                                $182,985
             Foreign                                                 $130,845

         Non-Derivative Financial Instruments                        $148,500

                  See also "CAPITALIZATION" and "TUDOR FUND FOR EMPLOYEES L.P. FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 TOGETHER WITH AUDITORS' REPORT" and "TUDOR FUND FOR EMPLOYEES L.P. FINANCIAL STATEMENTS AS OF MARCH 31, 2000 (UNAUDITED)."

         5. Performance Record of the Partnership. The information regarding the performance record of the Partnership beginning with the last paragraph on page 19 is deleted in its entirety and the following is substituted therefor:

                  The performance record of the Partnership from January 1, 1996 through February 28, 2001 is shown below. The Partnership's complete performance record since it began trading (July 2, 1990 through February 28, 2001) is shown in Item 9 below. The information below and in Item 9 is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below and in Item 9 are representative of the rates of return experienced by each investor holding a Unit during the period shown.

                  The information below and in Item 9 has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

                  You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)

                                        2001       2000       1999      1998       1997      1996
                                        ----       ----       ----      ----       ----      ----
January.............................   -0.64%     -0.85%     -4.05%    -0.35%      2.69%     9.92%
February (3)........................    2.38%      5.10%      6.31%     1.27%      8.65%     0.69%
March...............................              -7.98%     -6.03%     4.23%      4.96%     1.70%
April...............................              -0.43%     -2.46%    -4.32%      0.48%     7.93%
May.................................               5.69%     -0.94%    -0.74%      1.65%    -2.50%
June................................              -3.87%     -1.46%     1.07%     -0.40%    -1.42%
July................................              -0.95%      3.39%     2.72%      3.49%     0.54%
August..............................               1.81%      2.05%    11.29%      3.94%    -0.99%
September...........................               6.54%      0.07%    12.82%     -5.13%    -3.67%
October.............................              -1.92%      4.52%    -0.20%     -1.55%    -0.34%
November............................               8.34%      4.49%    -2.15%      4.33%    -2.26%
December............................              11.70%      2.01%     5.46%      1.74%     0.42%
                                        ----      -----      ----      -----      -----      ----
Annual (Period) Rate of Return (3)      1.72%     23.69%     7.35%     34.11%     27.05%     9.52%
                                        ====      =====      ====      =====      =====      ====

Name of Fund:                                               Tudor Fund For Employees L.P.
Type of Fund:                                               Publicly Offered
Inception of Trading:                                       July 2, 1990
Aggregate Subscriptions Since Inception (4):                $36,797,000
Aggregate Redemptions Since Inception:                      $27,262,000
Current Net Assets (3):                                     $28,228,000
Largest Monthly Percentage Drawdown (5):                    March 2000 (-7.98%)
Worst Peak to Valley Percentage Drawdown (6):               March 1, 1999-June 30, 1999 (-10.53%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.

(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

     "Additions" represents all additional capital contributed during a month.

     "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

     "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals. "Net Assets means the market value of the Partnership's assets less any accrued liabilities.

     "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the rate of return for each month during the relevant period and compounding such returns by subsequent monthly rates of return achieved during such period.

(3)  Figure for this period in 2001 is estimated.

(4) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 2001 Quarterly Closing.

(5) Largest Monthly Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

(6) Worst Peak to Valley Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

         6. Trading Advisor and Principals. The information regarding the Trading Advisor and its principals on page 21 is amended as follows:

         The first paragraph is amended by the deletion of the second and third sentences and the substitution therefor of the following: "TIC's principal office and its Investor Services Department are located at 1275 King Street, Greenwich, Connecticut 06831."

         The second paragraph is amended by the insertion of the following at the end of the paragraph: "Tudor Capital (U.K.), L.P., TIC's investment adviser affiliate in the United Kingdom, is registered with the United Kingdom Securities and Futures Authority. Tudor Capital (U.K.), L.P. is also registered with the CFTC as a CPO and CTA, and is a member of the NFA in such capacities."

         7. The Clearing Brokers. The table on pages 25 to 26 showing clearing brokers with which the Partnership currently holds trading accounts is amended in that the references to Bear, Stearns Securities Corp. and Greenwich Capital Markets, Inc. are deleted in their entirety. The table regarding recent material actions against clearing brokers on pages 27 to 30 is amended in that the reference to Bear, Stearns Securities Corp. is deleted in its entirety, and the descriptions of the litigation matters in the following table are added to the information provided for Salomon Smith Barney Inc.:


--------------------------------------------------------------------------------
Salomon Smith Barney Inc.     o  In September 1992, Ameritech Corporation, its
                                 pension-plan trustee, and an officer filed a complaint against Salomon Brothers Inc. and an affiliate in the U.S. District Court for the Northern District of Illinois, alleging that the defendants sold approximately $20.9 million of participations in a portfolio of motels in violation of the Employee Retirement Income
                                 Security Act ("ERISA"), the Racketeer
                                 Influenced and Corrupt Organizations Act, and state law. Following dismissal by several courts, in June 2000 the U.S. Supreme Court remanded one remaining ERISA claim back to the trial court. Both the Department of Labor and the Internal Revenue Service are also reviewing the transactions.

                              o In December 1996, Orange County, California filed in the U.S. Bankruptcy Court for the Central District of California a complaint against numerous brokerage firms, including Salomon Smith Barney, seeking unspecified monetary damages and alleging, among other things, that the defendants recommended and sold to the plaintiff unsuitable securities. In May 1999, the parties settled the matter.
--------------------------------------------------------------------------------

         8. Security Ownership of Certain Beneficial Owners and Management. The information regarding the Security Ownership of Certain Beneficial Owners and Management of the Partnership on page 39 is deleted in its entirety and the following is substituted therefor:

                  Security Ownership of Certain Beneficial Owners. As of January 1, 2001, the only persons who owned more than five percent (5%) of the outstanding interests in the Partnership were:


Name (1)                                   Address                                No. Units   Percent
----                                       -------                                ---------   -------
Tudor Investment Corporation 401(k)        1275 King Street                        706.3197   18.1%
Savings and Profit-Sharing Plan ......     Greenwich, CT 06831

Robert P. Forlenza....................     c/o Tudor Investment Corporation        229.4980    5.9%
                                           40 Rowes Wharf
                                           Boston, MA 02110

Mark Pickard..........................     c/o Tudor Investment Corporation        223.0035    5.7%
                                           1275 King Street
                                           Greenwich, CT 06831

Second Management LLC ................     1275 King Street                        196.5807    5.0%
                                           Greenwich, CT 06831

-----------------------
(1) The persons named in this table have sole voting and investment power with respect to all interests in the Partnership shown as beneficially owned by them, subject to community property or similar laws where applicable.

                  Security Ownership of Management. As of January 1, 2001, the General Partner and the executive officers of the General Partner collectively owned 16.47% of the outstanding interests in the Partnership. As of January 1, 2001, in addition to the persons identified in the table above, Mark Dalton and Andrew Paul, each of whom is a principal of both the General Partner and the Trading Advisor, owned 118.8156 Units (3.04%) and 105.6967 Units (2.70%), respectively.

         9. Additional Partnership Performance. The information regarding the performance record of the Partnership on pages Appendix A-1 and A-2 is deleted in its entirety and the following is substituted therefor:

                       ADDITIONAL PARTNERSHIP PERFORMANCE

                  The Partnership's complete performance record since it began trading (July 2, 1990 through February 28, 2001) is shown below.

                  The information below is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below are representative of the rates of return experienced by each investor holding a Unit during the period shown.

                  The information below has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

                  You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)

                     2001     2000     1999     1998     1997     1996     1995     1994     1993     1992      1991     1990
                    -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------- --------
January........     -0.64%   -0.85%   -4.05%   -0.35%    2.69%    9.92%    4.12%    4.61%   -2.80%    9.61%     3.96%
February (3)...      2.38%    5.10%    6.31%    1.27%    8.65%    0.69%    3.59%   -2.24%   -0.83%    6.07%    -8.01%
March..........              -7.98%   -6.03%    4.23%    4.96%    1.70%   12.14%   -0.23%   -1.45%    8.13%     0.47%
April..........              -0.43%   -2.46%   -4.32%    0.48%    7.93%    0.53%   -1.28%   -1.39%    3.02%     5.96%
May............               5.69%   -0.94%   -0.74%    1.65%   -2.50%   -3.96%   -1.64%   -2.99%   -4.03%    -0.75%
June...........              -3.87%   -1.46%    1.07%   -0.40%   -1.42%   -3.19%    5.62%    0.98%   -6.88%     7.95%
July...........              -0.95%    3.39%    2.72%    3.49%    0.54%    0.18%   -4.37%    1.59%   -4.03%    -4.41%   -9.62%
August.........               1.81%    2.05%   11.29%    3.94%   -0.99%    5.50%    1.04%    0.05%    1.11%     0.10%   13.44%
September......               6.54%    0.07%   12.82%   -5.13%   -3.67%    1.49%    8.29%    1.23%   13.23%     1.55%    2.46%
October........              -1.92%    4.52%   -0.20%   -1.55%   -0.34%    4.73%   -3.58%    2.57%   10.13%     5.78%   17.19%
November.......               8.34%    4.49%   -2.15%    4.33%   -2.26%    0.50%    2.04%    1.02%   -3.10%     9.07%   -1.87%
December.......              11.70%    2.01%    5.46%    1.74%    0.42%    2.08%   -0.79%    4.12%   -0.98%    -1.76%    3.83%
------------------- -------- -------- -------- -------- -------- -------- -------- -------- --------- -------- -------- --------
Annual (Period)      1.72%   23.69%    7.35%   34.11%   27.05%    9.52%   30.26%    6.87%     1.88%   34.01%   20.13%   25.44%
Rate of Return (3)
=================== ======== ======== ======== ======== ======== ======== ======== ======== ========= ======== ======== ========

Name of Fund:                                               Tudor Fund For Employees L.P.
Type of Fund:                                               Publicly Offered
Inception of Trading:                                       July 2, 1990
Aggregate Subscriptions Since Inception (4):                $36,797,000
Aggregate Redemptions Since Inception:                      $27,262,000
Current Net Assets (3):                                     $28,228,000
Largest Monthly Percentage Drawdown (5):                    March 2000 (-7.98%)
Worst Peak to Valley Percentage Drawdown (6):               March 1, 1999-June 30, 1999 (-10.53%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

(1) Monthly rate of return ("Monthly Rate of Return") is calculated by dividing Net Performance by Beginning Net Assets plus Additions (as such terms are defined below). Monthly Rate of Return does not take into account Withdrawals (as such term is defined below). Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

     "Additions" represents all additional capital contributed during a month.

     "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

     "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals. "Net Assets means the market value of the Partnership's assets less any accrued liabilities.

     "Withdrawals" represents all withdrawals of capital during a month.

(2) Annual (Period) Rate of Return is calculated by determining the rate of return for each month during the relevant period and compounding such returns by subsequent monthly rates of return achieved during such period.

(3)  Figure for this period in 2001 is estimated.

(4) Aggregate Subscriptions Since Inception includes subscriptions to the Partnership at the January 1, 2001 Quarterly Closing.

(5) Largest Monthly Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

(6) Worst Peak to Valley Percentage Drawdown represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.